UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Benson Hill, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

082490103

(CUSIP Number)

April 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Builders Vision, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 11,631,755(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 11,631,755(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,631,755(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 5.48%(2)
12.	Type of Reporting Person (See Instructions) OO

(1)	Includes 138,888 shares of common stock (“Common Stock”) issuable upon the exercise of 416,666 warrants (the “Warrants”).
(2)

Calculated based upon 211,998,120 shares of Common Stock outstanding as of April 15, 2024, as reported in the Issuer’s Form 10-K/A filed April 26, 2024, as increased by 138,888 shares of Common Stock issuable upon the exercise of 416,666 Warrants.

1.	Names of Reporting Persons S2G Investments, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 11,631,755(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 11,631,755(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,631,755(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 5.48%(2)
12.	Type of Reporting Person (See Instructions) OO

(1)	Includes 138,888 shares of Common Stock issuable upon the exercise of 416,666 Warrants.
(2)

Calculated based upon 211,998,120 shares of Common Stock outstanding as of April 15, 2024, as reported in the Issuer’s Form 10-K/A filed April 26, 2024, as increased by 138,888 shares of Common Stock issuable upon the exercise of 416,666 Warrants.

Item 1(a).	Name of Issuer

Benson Hill, Inc. (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

1001 N. Warson Rd., Ste 300

St Louis, MO 63132

Item 2(a).	Names of Persons Filing

This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:

(i)	Builders Vision, LLC
(ii)	S2G Investments, LLC

Item 2(b).	Address of the Principal Business Office, or if none, Residence

167 N. Green Street

Chicago, IL 60607

Item 2(c).	Citizenship

See responses to Item 4 on each cover page.

Item 2(d).	Title of Class of Securities

Common Stock, $0.0001 par value per share

Item 2(e).	CUSIP Number

082490103

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a (n):

Not Applicable

Item 4.	Ownership

(a)	Amount beneficially owned:

See responses to Item 9 on ach cover page.

(b)	Percent of Class:

See responses to Item 11 on each cover page.

(c)	Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

The indicated amount represents 11,631,755 shares of Common Stock on an as-converted basis, consisting of (i) 1,782,605 shares of Common Stock held by S2G Ventures Fund I, L.P., (ii) 5,859,532 shares of Common Stock held by S2G Ventures Fund II, L.P., and (iii) 3,989,618 shares of Common Stock, including 138,888 shares of Common Stock issuable upon the exercise of 416,666 Warrants, held by S2G Builders Food & Agriculture Fund III, LP (the above-listed entities, collectively “the S2G Food & Agriculture Funds”). Builders Vision, LLC either serves as or controls the General Partner of each of the S2G Food & Agriculture Funds entities. Lukas T. Walton controls Builders Vision and the S2G Food & Agriculture Funds and may be deemed to have beneficial ownership of the securities held directly by such entities.

As announced in a May 2, 2024 press release, on April 30, 2024, the investment team that has continually managed the S2G Food & Agriculture Funds and the reported securities launched as a separate registered investment adviser called S2G Investments, LLC (the “Launch”). After giving effect to the Launch, Builders Vision, LLC continues to serve as or control the General Partner of each of the S2G Food & Agriculture Funds, and S2G Investments, LLC serves as investment manager of the S2G Food & Agriculture Funds. As such, although S2G investments, LLC will operate independently from Builders Vision, LLC, the two firms will have a continuing relationship, and this statement is being amended solely to add S2G Investments, LLC as a reporting person.

Each of the Reporting Persons disclaims beneficial ownership of the reported securities and the filing of this Statement shall not be construed as an admission of such beneficial ownership for the purposes of Section 13(d) or 13(g) of the Exchange Act.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 6, 2024

Builders Vision, LLC

By:	/s/ Lisa J. Forbes
Name:	Lisa J. Forbes
Title:	General Counsel

S2G Investments, LLC

By:	/s/ Aaron Rudberg
Name:	Aaron Rudberg
Title:	Managing Partner

EXHIBIT LIST

Exhibit A	Joint Filing Agreement, dated as of May 6, 2024.